DAVIS POLK & WARDWELL

1300 I STREET N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-4800

WRITER'S DIRECT
212-450-4560

15 AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

June 23, 2003

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a presentation on the Aquisition of NMF dated June 2003.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

6/30



Acquisition of NMF

June 2003


Gamesa

Transaction's Details
Terms of the Agreement & Description

- Gamesa has reached an agreement with NMF (Canada) to acquire its European Subsidiary Based in Zaragoza (Spain) with a total investment of EUR 1 MM (the company holds EUR 7 MM debt)

- NMF Europe is specialised in Surface Treatment of Big Aerospace Mechanised Components (Wings, Tales, ...) using State of the Art Technology

Gamesa Acquires NMF Europe with an Equity Investment of EUR 1 MM


Gamesa

Strategic Rationale

Technological Know How & Added Value to Customer

- Gamesa Aeronautica has great Mechanising skills and had no Manufacturing Capacity in Surface Treatment



AEONAUTIC COMPONENT CYCLE
DESIGN
MECHANISING
SURFACE TREATMENT
GAMESA AERONAUTICA
NMF

- There is a Little Number of Competitive Suppliers in Cost and Quality in Surface Treatments
- The Alternative Supliers for Gamesa Aeronautica (mainly in France) may represent 60% Higher Costs (including logistics)

Gamesa is now able to offer a new complete product at better costs using State of The Art Technology



Gamesa

Conclusion

- NEW PRODUCT. Gamesa Aeronautica improves its Commercial Position Closing the Aeronautic Component Cycle.

- COST & QUALITY IMPROVEMENTS. The Alternative Suppliers Represent 60% Higher Costs and do not guarantee High Quality Standards.

- LITTLE CASH REQUIRED. Gamesa Aeronautica will invest a Total Amount of EUR 1 MM from its Own Funds.

- FIT WITH SPIN OFF STRATEGY. The Transaction makes Gamesa Aeronautica more Attractive for the Spin Off to be materialised.



Gamesa

FORWARD LOOKING STATEMENT

Certain information in this presentation, including the information concerning anticipated cost savings, the anticipated spin-off and prospective product developments, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for "forward looking statements" as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", "forecast" and similar words are intended to identify forward looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.